SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August, 2022
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Earnings Results
2Q22

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
Osvaldo Garcia
Chief Financial Officer and Investor Relations Officer
Luiz Roberto Tiberio
Head of Capital Markets and Investor Relations

SABESP announces 2Q22 results

São Paulo, August 11, 2022 - Companhia de Saneamento Básico do Estado de São Paulo - SABESP (B3: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world based on the number of customers, announces today its **second quarter of 2022 results**. The Company's operating and financial information, except when indicated otherwise is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the same period of 2021.

SBSP3: R$ 45.88/share
SBS: US$ 8.88 (ADR=1 share)
Total shares: 683,509,869
Market value: R$ 31.26 billion
Closing quote: 08/11/2022

SBSP B3 LISTED NM
SBS LISTED NYSE

R$ million

Revenue from sanitation services*
3,881.2
4,451.5
14.7%
Net operating revenue
4,595.9
5,265.4
14.6%
Costs, adm. & selling expenses
2,700.1
3,230.1
19.6%
Adjusted EBITDA
1,453.2
1,509.9
3.9%
Adjusted EBIT
900.1
911.7
1.3%
Net income
773.1
422.4
45.4%
2Q21
2Q22

(*) Does not include construction revenue

1

Earnings Results 2Q22

Highlights

The Company recorded a net income of R$ 422.4 million in 2Q22, compared to the R$ 773.1 million reported in 2Q21, a decrease of R$ 350.7 million (-45.4%).

Adjusted EBITDA totaled R$ 1,509.9 million, up by R$ 56.7 million over the R$ 1,453.2 million reported in 2Q21 (+3.9%).

Revenue from sanitation services

Increase of R$ 570.3 million, impacted by: (i) tariff adjustments of 7.0% since May 2021 and 12.8% since May 2022; (ii) 1.8% increase in billed volume; and (iii) higher average tariff due to the increase in the billed volume in the commercial and public categories.

Costs, administrative and selling expenses (excluding construction costs)

Growth of R$ 530.0 million, mainly due to the following increases: (i) R$ 119.2 million in services; (ii) R$ 108.8 million in the allowance for doubtful accounts; (iii) R$ 97.7 million with salaries, payroll charges, benefits, and pension plan obligations; and (iv) R$ 60.2 million with treatment supplies.

Impacts from the exchange variation

Exchange variation expenses on borrowings and financing increased by R$ 507.1 million, due to the appreciation of the U.S. Dollar and the depreciation of the Japanese Yen against the Brazilian Real in 2Q22, compared to the depreciation reported in 2Q21 for both currencies, as shown in the table below:

	2Q22	2Q21
Debt in foreign currency - R$ million	2,695.1	3,096.2
Foreign currency debt as a percentage of total debt - %	15.2	18.8
USD variation in the quarter - %	10.6	(12.2)
Yen variation in the quarter - %	(1.1)	(12.6)

2

Earnings Results 2Q22

1.	Financial Highlights
								R$ million
		2Q22	2Q21	Var. (R$)%		1H22	1H21	Var. (R$)%
	Revenue from sanitation services	4,451.5	3,881.2	570.3	14.7	8,749.7	7,818.4	931.3	11.9
	Construction revenue	1,154.7	1,022.9	131.8	12.9	2,042.9	2,046.2	(3.3)	(0.2)
	COFINS and PASEP/TRCF taxes	(340.8)	(308.2)	(32.6)	10.6	(656.8)	(591.3)	(65.5)	11.1
(=)	Net operating income	5,265.4	4,595.9	669.5	14.6	10,135.8	9,273.3	862.5	9.3
	Costs and expenses	(3,230.1)	(2,700.1)	(530.0)	19.6	(6,107.0)	(5,290.9)	(816.1)	15.4
	Construction costs	(1,129.5)	(999.9)	(129.6)	13.0	(1,997.0)	(2,000.2)	3.2	(0.2)
	Equity results	5.9	4.2	1.7	40.5	11.5	12.2	(0.7)	(5.7)
	Other operating income (expenses), net	2.4	(0.9)	3.3	(366.7)	4.9	9.8	(4.9)	(50.0)
(=)	Earnings before financial result, income tax, and social contribution	914.1	899.2	14.9	1.7	2,048.2	2,004.2	44.0	2.2
	Financial result	(324.4)	248.8	(573.2)	(230.4)	15.7	(105.6)	121.3	(114.9)
(=)	Earnings before income tax and social contribution	589.7	1,148.0	(558.3)	(48.6)	2,063.9	1,898.6	165.3	8.7
	Income tax and social contribution	(167.3)	(374.9)	207.6	(55.4)	(665.9)	(628.7)	(37.2)	5.9
(=)	Net income	422.4	773.1	(350.7)	(45.4)	1,398.0	1,269.9	128.1	10.1
	Earnings per share (R$)*	0.62	1.13			2.05	1.86

* Total shares = 683,509,869

Adjusted EBITDA Reconciliation (Non-accounting measures)

								R$ million
		2Q22	2Q21	Var. (R$)%		1H22	1H21	Var. (R$)%
	Net income	422.4	773.1	(350.7)	(45.4)	1,398.0	1,269.9	128.1	10.1
	Income tax and social contribution	167.3	374.9	(207.6)	(55.4)	665.9	628.7	37.2	5.9
	Financial result	324.4	(248.8)	573.2	(230.4)	(15.7)	105.6	(121.3)	(114.9)
	Other operating income (expenses), net	(2.4)	0.9	(3.3)	(366.7)	(4.9)	(9.8)	4.9	(50.0)
(=)	Adjusted EBIT*	911.7	900.1	11.6	1.3	2,043.3	1,994.4	48.9	2.5
	Depreciation and amortization	598.2	553.1	45.1	8.2	1,187.9	1,095.0	92.9	8.5
(=)	Adjusted EBITDA**	1,509.9	1,453.2	56.7	3.9	3,231.2	3,089.4	141.8	4.6
	(%) Adjusted EBITDA margin	28.7	31.6			31.9	33.3

* Adjusted EBIT corresponds to income before: (i) other operating income (expenses), net; (ii) financial result; and (iii) income tax and social contribution

** Adjusted EBITDA corresponds to income before: (i) other operating income (expenses), net; (ii) financial result; (iii) income tax and social contribution; and (iv) depreciation and amortization expenses

The net operating revenue, which considers construction revenue, totaled R$ 5,265.4 million in 2Q22, up by 14.6% over 2Q21.

Costs and expenses, which consider construction costs, totaled R$ 4,359.6 million, up by 17.8% over 2Q21.

Adjusted EBIT, of R$ 911.7 million, increased by 1.3% over the R$ 900.1 million recorded in 2Q21.

Adjusted EBITDA, of R$ 1,509.9 million, increased by 3.9% over the R$ 1,453.2 million recorded in 2Q21 (R$ 6,514.4 million in the last 12 months).

Adjusted EBITDA margin was 28.7% in 2Q22, compared to the 31.6% reported in 2Q21 (32.0% in the last 12 months).

Excluding the effects of revenue and construction costs, the adjusted EBITDA margin reached 36.1% in 2Q22, compared to 40.0% in 2Q21 (40.2% in the last 12 months).

The Company recorded a net income of R$ 422.4 million in 2Q22, compared to R$ 773.1 million in 2Q21.

3

Earnings Results 2Q22

2.	Revenue from sanitation services

The gross operating revenue from sanitation services, which excludes construction revenue, totaled R$ 4,451.5 million in 2Q22, an increase of R$ 570.3 million (+14.7%) over the R$ 3,881.2 million recorded in 2Q21.

The main factors that led to the increase were:

•	Average tariff adjustment of 7.0% since May 2021;
•	Average tariff adjustment of 12.8% since May 2022;
•	Higher average tariff due to the increase in the billed volume in the commercial and public categories; and
•	Increase of 1.8% in the total billed volume.

3.	Construction revenue

Construction revenue increased by R$ 131.8 million (+12.9%) in 2Q22, due to higher investments made.

4.	Billed volume

The following tables show the water and sewage billed volume, on a quarter-over-quarter and year-over-year basis, per customer category and region.

WATER AND SEWAGE BILLED VOLUME(1) PER CUSTOMER CATEGORY - million m3
	Water			Sewage			Water + Sewage
Category	2Q22	2Q21%		2Q22	2Q21%		2Q22	2Q21%
Residential	465.9	468.4	(0.5)	406.7	406.5	-	872.6	874.9	(0.3)
Commercial	46.7	40.0	16.8	44.8	38.0	17.9	91.5	78.0	17.3
Industrial	8.7	8.6	1.2	9.5	9.3	2.2	18.2	17.9	1.7
Public	11.7	8.3	41.0	10.1	7.4	36.5	21.8	15.7	38.9
Total retail	533.0	525.3	1.5	471.1	461.2	2.1	1,004.1	986.5	1.8
Wholesale(3)	12.1	12.5	(3.2)	4.1	3.7	10.8	16.2	16.2	-
Total	545.1	537.8	1.4	475.2	464.9	2.2	1,020.3	1,002.7	1.8

	Water			Sewage			Water + Sewage
Category	1H22	1H21%		1H22	1H21%		1H22	1H21%
Residential	935.2	946.7	(1.2)	813.4	817.5	(0.5)	1,748.6	1,764.2	(0.9)
Commercial	91.1	81.5	11.8	87.7	77.0	13.9	178.8	158.5	12.8
Industrial	17.0	17.1	(0.6)	18.7	17.9	4.5	35.7	35.0	2.0
Public	21.3	17.2	23.8	18.7	15.1	23.8	40.0	32.3	23.8
Total retail	1,064.6	1,062.5	0.2	938.5	927.5	1.2	2,003.1	1,990.0	0.7
Wholesale(3)	24.2	25.7	(5.8)	9.9	7.6	30.3	34.1	33.3	2.4
Total	1,088.8	1,088.2	0.1	948.4	935.1	1.4	2,037.2	2,023.3	0.7

4

Earnings Results 2Q22

WATER AND SEWAGE BILLED VOLUME(1) PER REGION - million m3
	Water			Sewage			Water + Sewage
Region	2Q22	2Q21%		2Q22	2Q21%		2Q22	2Q21%
Metropolitan	359.3	362.9	(1.0)	316.8	318.5	(0.5)	676.1	681.4	(0.8)
Regional(2)	173.7	162.4	7.0	154.3	142.7	8.1	328.0	305.1	7.5
Total retail	533.0	525.3	1.5	471.1	461.2	2.1	1,004.1	986.5	1.8
Wholesale(3)	12.1	12.5	(3.2)	4.1	3.7	10.8	16.2	16.2	-
Total	545.1	537.8	1.4	475.2	464.9	2.2	1,020.3	1,002.7	1.8

	Water			Sewage			Water + Sewage
Region	1H22	1H21%		1H22	1H21%		1H22	1H21%
Metropolitan	713.7	722.4	(1.2)	627.9	629.8	(0.3)	1,341.6	1,352.2	(0.8)
Regional(2)	350.9	340.1	3.2	310.6	297.7	4.3	661.5	637.8	3.7
Total retail	1,064.6	1,062.5	0.2	938.5	927.5	1.2	2,003.1	1,990.0	0.7
Wholesale(3)	24.2	25.7	(5.8)	9.9	7.6	30.3	34.1	33.3	2.4
Total	1,088.8	1,088.2	0.1	948.4	935.1	1.4	2,037.2	2,023.3	0.7

1.       Unaudited by external auditors

2.       Including coastal and interior regions

3.       Wholesale includes volumes of reuse water and non-domestic sewage

5.	Costs, administrative & selling expenses and construction costs

Costs, administrative and selling expenses, and construction costs increased by R$ 659.6 million in 2Q22 (+17.8%). Excluding construction costs, the increase was R$ 530.0 million (+19.6%).

Costs, administrative and selling expenses, and construction costs as a percentage of net revenue were 82.8% in 2Q22, compared to 80.5% in 2Q21.

							R$ million
	2Q22	2Q21	Var. (R$)%		1H22	1H21	Var. (R$)%
Salaries, payroll charges and benefits, and Pension plan obligations	776.0	678.3	97.7	14.4	1,444.2	1,299.8	144.4	11.1
General supplies	109.5	78.0	31.5	40.4	181.4	146.3	35.1	24.0
Treatment supplies	142.5	82.3	60.2	73.1	289.8	181.3	108.5	59.8
Services	599.4	480.2	119.2	24.8	1,111.4	984.1	127.3	12.9
Electricity	376.1	340.7	35.4	10.4	788.0	699.6	88.4	12.6
General expenses	356.7	325.7	31.0	9.5	635.8	584.6	51.2	8.8
Tax expenses	18.8	17.7	1.1	6.2	37.9	35.0	2.9	8.3
Subtotal	2,379.0	2,002.9	376.1	18.8	4,488.5	3,930.7	557.8	14.2
Depreciation and amortization	598.2	553.1	45.1	8.2	1,187.9	1,095.0	92.9	8.5
Allowance for doubtful accounts	252.9	144.1	108.8	75.5	430.6	265.3	165.3	62.3
Subtotal	851.1	697.2	153.9	22.1	1,618.5	1,360.3	258.2	19.0
Costs, administrative & selling expenses	3,230.1	2,700.1	530.0	19.6	6,107.0	5,291.0	816.0	15.4
Construction costs	1,129.5	999.9	129.6	13.0	1,997.0	2,000.2	(3.2)	(0.2)
Costs, adm & selling expenses, and construction costs	4,359.6	3,700.0	659.6	17.8	8,104.0	7,291.2	812.8	11.1
% of net revenue	82.8	80.5			80.0	78.6

Salaries, payroll charges and benefits, and Pension plan obligations

Increase of R$ 97.7 million (+14.4%) in 2Q22, mainly due to the application of 1% referring to the Career and Salary Plan in February 2022, and an average salary adjustment of 12.9% in May 2022, partially offset by the 2.3% decline in the average number of employees.

General supplies

Increase of R$ 31.5 million (+40.4%), mainly the:

•	R$ 9.5 million for the maintenance of water and sewage systems, connections, and networks;

5

Earnings Results 2Q22

•	R$ 8.2 million with fuel and lubricants, due to higher prices and an increased volume of field works in 2Q22 as a result of the cooling off of the COVID-19 pandemic; and
•	R$ 3.2 million with conservation of properties and facilities.

Treatment supplies

Increase of R$ 60.2 million (+73.1%), mainly due to higher product prices and higher use of algaecides, coagulants, and disinfectants in several Water Treatment Plants to maintain the quality of raw water.

Services

Service expenses totaled R$ 599.4 million, an increase of R$ 119.2 million (+24.8%) over the R$ 480.2 million recorded in 2Q21. The main increases were:

•	R$ 18.8 million for the maintenance of water and sewage systems;
•	R$ 18.4 million with technical services, especially IT technical support;
•	R$ 17.8 million with paving and replacing of sidewalks;
•	R$ 15.1 million with surveillance;
•	R$ 13.3 million with customer service channels; and
•	R$ 5.8 million with conservation of properties and facilities.

Electricity

Electricity expenses totaled R$ 376.1 million in 2Q22, an increase of R$ 35.4 million (+10.4%) over the R$ 340.7 million recorded in 2Q21. The Free Market Tariffs (ACL) accounted for 49.3% of total expenses in 2Q22 (51.0% in 2Q21) while the Regulated Market Tariffs (ACR) accounted for 50.7% (49.0% in 2Q21).

The main factors that contributed to this variation were:

•	Average increase of 6.6% in ACL prices (includes Grid Market Tariffs - TUSD), with a 3.7% decrease in consumption; and
•	Average increase of 28.8% in ACR tariffs, with a 20.0% decrease in consumption.

General expenses

Increase of R$ 31.0 million (+9.5%), totaling R$ 356.7 million in 2Q22, compared to the R$ 325.7 million recorded in 2Q21, mainly from the higher provision for transfer to the Municipal Funds for Environmental Sanitation and Infrastructure, of R$ 23.7 million.

Expenses with municipal transfers totaled R$ 172.2 million in 2Q22, compared to the R$ 148.6 million reported in 2Q21 (+15.9%), mainly due to higher operating revenue reported in 2Q22.

Depreciation and amortization

The R$ 45.1 million increase (+8.2%) was due to the beginning of operations of intangible assets, totaling R$ 3.7 billion.

Allowance for doubtful accounts

Increase of R$ 108.8 million, from R$ 144.1 million in 2Q21 to R$ 252.9 million in 2Q22, due to higher provisioning arising from the increase in delinquency in 2Q22.

6

Earnings Results 2Q22

6.	Financial result
				R$ million
	2Q22	2Q21	Var. (R$)%
Financial expenses, net of income	(157.2)	(134.9)	(22.3)	16.5
Monetary and exchange variations, net	(167.2)	383.7	(550.9)	(143.6)
Financial Result	(324.4)	248.8	(573.2)	(230.4)

Financial expenses, net of revenue

				R$ million
	2Q22	2Q21	Var. (R$)%
Financial expenses
Interest and charges on domestic loans and financing	(215.8)	(106.6)	(109.2)	102.4
Interest and charges on international loans and financing	(9.8)	(10.4)	0.6	(5.8)
Other financial expenses	(92.7)	(74.8)	(17.9)	23.9
Total financial expenses	(318.3)	(191.8)	(126.5)	66.0
Financial revenue	161.1	56.9	104.2	183.1
Financial expenses, net of revenue	(157.2)	(134.9)	(22.3)	16.5

The main impacts resulted from:

•	Increase of R$ 109.2 million in interest and charges on domestic loans and financing, mainly due to: (i) higher interest on debentures, of R$ 63.8 million, mainly from the proceeds of the 28th, 29th, and 30th issuances; and (ii) rise in the average DI rate (from 3.24% in 2Q21 to 12.38% in 2Q22), which impacted interest on several domestic borrowings;
•	Increase of R$ 17.9 million in other financial expenses, mostly due to higher recognition of interest on lawsuits in 2Q22; and
•	Increase of R$ 104.2 million in financial revenues, mainly on financial investments in 2Q22, as a result of the higher average DI rate.

Monetary and exchange variation, net

				R$ million
	2Q22	2Q21	Var. (R$)%
Monetary and exchange variations on liabilities
Monetary variations on loans and financing	(91.3)	(43.0)	(48.3)	112.3
Exchange variations on loans and financing	(64.8)	442.3	(507.1)	(114.7)
Other monetary variations	(80.1)	(52.2)	(27.9)	53.4
Total monetary and exchange variations on liabilities	(236.2)	347.1	(583.3)	(168.0)
Monetary and exchange variations on assets	69.0	36.6	32.4	88.5
Monetary and exchange variations, net	(167.2)	383.7	(550.9)	(143.6)

The effect of net monetary and exchange variations was R$ 550.9 million in 2Q22, higher than in 2Q21, mainly from:

•	R$ 48.3 million increase in monetary variations on loans and financing, due to the rise in the Amplified Consumer Price Index (IPCA) (from 1.68% in 2Q21 to 2.22% in 2Q22), and the 29th issuance of debenture;

7

Earnings Results 2Q22

•	R$ 507.1 million increase in exchange variations on loans and financing, due to the appreciation of the U.S. dollar and the depreciation of the Yen against the Real in 2Q22 (10.6% and -1.1%, respectively), when compared to the depreciation recorded in both currencies in 2Q21
(-12.2% and -12.6%, respectively);
•	R$ 27.9 million increase in other monetary variations, due to: (i) higher monetary variation on lawsuits, of R$ 17.7 million; and (ii) higher monetary variation on asset leases, of R$ 8.1 million, due to the rise of Consumer Price Index (IPC) in the quarter; and
•	Increase of R$ 32.4 million in monetary and exchange variation on assets, mainly due to higher adjustments on installment payment agreements and overdue invoices in 2Q22.

7.	Income tax and social contribution

The R$ 207.6 million decrease in 2Q22 was mainly due to:

•	Higher costs and expenses, of R$ 530.0 million;
•	Negative exchange variation, of R$ 507.1 million, from revenue of R$ 442.3 million in 2Q21 to an expense of R$ 64.8 million in 2Q22; and
•	Higher net operating revenue, of R$ 669.5 million.

8.	Indicators
a)	Operating
Operating indicators*	2Q22	2Q21%
Water connections(1)	9,916	10,174	(2.5)
Sewage connections(1)	8,500	8,608	(1.3)
Population directly served - water(2)	27.8	27.6	0.7
Population directly served - sewage(2)	24.6	24.5	0.4
Number of employees	12,381	12,667	(2.3)

1.	Total connections, active and inactive, in thousand units at the end of the period. Excludes Mauá
2.	In million inhabitants, at the end of the periodo. Excludes wholesale

*	Not reviewed by external auditors

b)	Economic
Economic variables at the end of the quarter*	2Q22	2Q21
Amplified Consumer Price Index(1)	2.22	1.68
National Consumer Price Index(1)	2.12	1.95
Consumer Price Index(1)	2.33	1.67
Interbank Deposit Certificate(2)	12.38	3.24
U.S. dollar(3)	5.2380	5.0022
Yen(3)	0.03860	0.04505

1.	Accrued in the quarter (%)

2.	Average rate in the quarter (%)

3.	Ptax sale rate on the last day

*	Not reviewed by external auditors

8

Earnings Results 2Q22

9.	Loans and financing

On July 15 and 26, 2022, Sabesp raised R$ 466 million and R$ 760 million referring to the financing contracts executed with IDB Invest and International Finance Corporation - IFC, respectively.

The funds from IDB Invest will be used for expansion works of the sanitation system in the Metropolitan Region of São Paulo to support Sabesp’s counterpart in the IDB financing for Stage IV of the Tietê Project. The total financing term is 14.5 years and it has a grace period of one year.

The funds from IFC will be used for works in the New Pinheiros River, a state program to expand sewage collection and treatment in the basin, aiming at the river’s clean-up by December 2022, as well as to improve water and sewage systems in coastal municipalities of the São Paulo State. The funds will also be used for the construction of a new water main in the São Lourenço System, in Greater São Paulo. Under the financing, Sabesp, in partnership with IFC, is carrying out the first blue loan transaction of Latin America, which consists of an innovative instrument by which the funds raised are certified and monitored to ensure the sustainable use of resources for economic growth and livelihood improvements, preserving the health of oceans and rivers. The total financing term is 10.5 years and it has a grace period of up to one year.

								R$ thousand
DEBT PROFILE
INSTITUTION	2022	2023	2024	2025	2026	2027	2028 onwards	TOTAL	% of total
Local Currency
Debentures	59,586	739,210	1,073,347	1,203,403	1,092,291	1,709,755	2,108,794	7,986,386	45
Caixa Econômica Federal	51,260	97,083	96,530	102,565	108,980	115,784	936,957	1,509,159	9
BNDES	105,137	203,541	196,851	176,661	166,842	154,365	282,845	1,286,242	7
IDB 2202	90,674	181,349	181,349	181,349	181,349	181,349	1,438,136	2,435,555	14
IDB INVEST	18,670	37,340	39,550	44,300	106,390	108,728	554,424	909,402	5
Lease(1)	34,693	46,969	13,308	8,360	3,786	619	-	107,735	1
Leasing (others)(2)	40,854	43,405	46,111	35,905	31,352	34,406	146,642	378,675	2
Others	2,964	6,228	2,966	2,734	141	-	-	15,033	-
Interest and other charges	393,324	10,037	-	-	-	-	-	403,361	2
Total in Local Currency	797,162	1,365,162	1,650,012	1,755,277	1,691,131	2,305,006	5,467,798	15,031,548	85
Foreign Currency
IDB	26,918	53,837	53,837	60,649	13,624	13,624	207,457	429,946	2
IBRD	15,923	31,845	31,845	31,845	31,845	31,845	204,531	379,679	2
JICA	82,813	165,625	165,625	165,625	165,625	165,625	920,379	1,831,317	10
IDB 1983AB	-	39,910	-	-	-	-	-	39,910	1
Interest and other charges	14,204	-	-	-	-	-	-	14,204	-
Total in Foreign Currency	139,858	291,217	251,307	258,119	211,094	211,094	1,332,367	2,695,056	15
Total	937,020	1,656,379	1,901,319	2,013,396	1,902,225	2,516,100	6,800,165	17,726,604	100

1.	Concession Agreements, Program Contracts and Contract Asset. Refers to work contracts signed as assets leases
2.	Obligations related to leasing agreements, mainly vehicle leases

Covenants

The table below shows the most restrictive clauses in 2Q22:

Covenants
Adjusted EBITDA / Adjusted Financial Expenses	Equal to or higher than 2.80
EBITDA / Financial Expenses Paid	Equal to or higher than 2.35
Adjusted Net Debt / Adjusted EBITDA	Equal to or lower than 3.80
Net Debt / Adjusted EBITDA	Equal to or lower than 3.50
Total Adjusted Debt / Adjusted EBITDA	Lower than 3.65
Other Onerous Debt(1) / Adjusted EBITDA	Equal to or lower than 1.30
Adjusted Current Ratio	Higher than 1.00

1.	“Other Onerous Debt” corresponds to the sum of pension plan obligations, healthcare plan, installment payment of tax debts, and installment payment of debts with the electricity supplier.

9

Earnings Results 2Q22

As of June 30, 2022, the Company had met the requirements of its borrowing and financing agreements.

10.	CAPEX

Investments totaled R$ 1,240.1 million in 2Q22, presented as additions in the notes to the Quarterly Information under Contract Asset, Intangible Assets, and Property, Plant and Equipment, of R$ 1,213.1 million, R$ 12.8 million, and R$ 14.2 million, respectively. Cash disbursed referring to the Company’s investments, including from previous periods, totaled R$ 857.2 million.

The table below shows investments in the 2Q22 broken down by water, sewage, and region:

			R$ million
Investment	Water	Sewage	Total
Metropolitan Region	423.8	480.9	904.7
Regional Systems	164.2	171.2	335.4
Total	588.0	652.1	1,240.1

10

Earnings Results 2Q22

For more information, please contact:

Investor Relations

Tel. +55 (11) 3388-8793 / 9267

E-mail: sabesp.ri@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

11

Earnings Results 2Q22

Income Statement

Brazilian Corporate Law		R$ '000
	2Q22	2Q21
Net Operating Income	5,265,400	4,595,919
Operating Costs	(3,531,903)	(3,063,427)
Gross Profit	1,733,497	1,532,492
Operating Expenses
Selling	(233,525)	(199,661)
Estimated losses with doubtful accounts	(252,932)	(144,101)
Administrative expenses	(341,202)	(292,774)
Other operating revenue (expenses), net	2,351	(899)
Operating Income Before Shareholdings	908,189	895,057
Equity Result	5,923	4,161
Earnings Before Financial Results, net	914,112	899,218
Financial, net	(261,419)	(192,649)
Exchange gain (loss), net	(62,955)	441,462
Earnings before Income Tax and Social Contribution	589,738	1,148,031
Income Tax and Social Contribution
Current	(180,174)	(374,219)
Deferred	12,894	(760)
Net Income for the period	422,458	773,052
Registered common shares ('000)	683,509	683,509
Earnings per shares - R$ (per share)	0.62	1.13
Depreciation and Amortization	(598,165)	(553,055)
Adjusted EBITDA	1,509,926	1,453,172
% over net revenue	28.7%	31.6%

12

Earnings Results 2Q22

Balance Sheet

Brazilian Corporate Law		R$ '000
ASSETS	06/30/2022	12/31/2021
Current assets
Cash and cash equivalents	643,569	717,929
Financial investments	1,967,901	2,433,385
Trade receivables	2,861,512	2,695,077
Related parties and transactions	206,492	173,657
Inventories	122,879	113,506
Restricted cash	31,592	28,467
Currrent recoverable taxes	287,213	276,104
Other assets	88,557	64,873
Total current assets	6,209,715	6,502,998

Noncurrent assets
Trade receivables	254,712	223,234
Related parties and transactions	648,143	644,895
Escrow deposits	155,592	141,667
National Water and Sanitation Agency – ANA	16,566	20,666
Other assets	163,214	161,369

Equity investments	86,991	79,437
Investment properties	46,102	46,126
Contract assets	9,007,636	8,550,102
Intangible assets	37,067,139	36,503,834
Property, plant and equipment	297,228	291,157
Total noncurrent assets	47,743,323	46,662,487

Total assets	53,953,038	53,165,485

LIABILITIES AND EQUITY	06/30/2022	12/31/2021
Current liabilities
Trade payables	311,737	236,763
Borrowings and financing	1,789,406	1,830,617
Accrued payroll and related charges	459,173	426,616
Taxes and contributions	201,555	257,130
Dividends and interest on capital payable	576	548,006
Provisions	863,116	809,821
Services payable	581,437	469,027
Public-Private Partnership – PPP	165,597	142,757
Program Contract Commitments	99,973	77,652
Other liabilities	303,144	294,538
Total current liabilities	4,775,714	5,092,927

Noncurrent liabilities
Borrowings and financing	15,937,198	15,893,219
Deferred income tax and social contribution	280,003	283,739

13

Earnings Results 2Q22

Deferred Cofins and Pasep	160,677	159,456
Provisions	644,764	638,672
Pension obligations	2,305,323	2,321,662
Public-Private Partnership – PPP	2,824,281	2,917,428
Program Contract Commitments	12,760	44,995
Other liabilities	738,092	881,528
Total noncurrent liabilities	22,903,098	23,140,699

Total liabilities	27,678,812	28,233,626

Equity
Paid-up capital	15,000,000	15,000,000
Profit reserve	9,829,855	9,885,485
Other comprehensive income	46,374	46,374
Retained earnings	1,397,997	-
Total equity	26,274,226	24,931,859

Total equity and liabilities	53,953,038	53,165,485

14

Earnings Results 2Q22

Cash Flow

Brazilian Corporate Law		R$ '000
	Jan-Jun 2022	Jan-Jun 2021
Cash flow from operating activities
Profit before income tax and social contribution	2,063,940	1,898,646
Adjustment for Net income reconciliation:
Depreciation and amortization	1,187,911	1,095,106
Residual value of property, plant and equipment and intangible assets written-off	6,132	4,961
Allowance for doubtful accounts	430,626	265,152
Provision and inflation adjustment	196,108	111,294
Interest calculated on loans and financing payable	467,713	290,429
Inflation adjustment and foreign exchange gains (losses) on loans and financing	(367,162)	(209,361)
Interest and inflation adjustment losses	16,962	18,805
Interest and inflation adjustment gains	(23,479)	(51,190)
Financial charges from customers	(192,460)	(175,324)
Margin on intangible assets arising from concession	(45,930)	(46,005)
Provision for Consent Decree (TAC) and Knowledge retention program (KRP)	(650)	3,214
Equity result	(11,506)	(12,215)
Interest and inflation adjustment (Public-Private Partnership)	245,923	225,623
Provision from São Paulo agreement	277,747	128,265
Pension obligations	94,333	90,730
Other adjustments	7,639	(19,510)
	4,353,847	3,618,620
Changes in assets
Trade accounts receivable	(430,272)	(167,184)
Accounts receivable from related parties	(13,148)	25,505
Inventories	(9,373)	(4,018)
Recoverable taxes	(11,109)	(678,601)
Escrow deposits	3,418	30,732
Other assets	(17,477)	4,763
Changes in liabilities
Trade payables and contractors	(223,755)	(242,244)
Services payable	(165,337)	(85,480)
Accrued payroll and related charges	33,207	3,974
Taxes and contributions payable	(64,599)	665,664
Deferred Cofins/Pasep	1,221	3,156
Provisions	(136,721)	(89,656)
Pension obligations	(110,672)	(100,547)
Other liabilities	(209,921)	(24,973)
Cash generated from operations	2,999,309	2,959,711

Interest paid	(574,784)	(312,268)
Income tax and contribution paid	(660,655)	(674,414)

Net cash generated from operating activities	1,763,870	1,973,029

Cash flows from investing activities

15

Earnings Results 2Q22

Acquisition of contract assets and intangible assets	(1,494,633)	(1,472,725)
Restricted cash	(3,125)	7,792
Financial investments	442,878	730,905
Purchases of tangible assets	(22,800)	(12,873)
Net cash used in investing activities	(1,077,680)	(746,901)

Cash flow from financing activities
Loans and financing
Proceeds from loans	1,181,233	141,922
Repayments of loans	(1,007,862)	(915,804)
Payment of interest on shareholders'equity	(603,541)	(254,218)
Public-Private Partnership – PPP	(316,230)	(288,603)
Program Contract Commitments	(14,150)	(55,894)
Net cash used in financing activities	(760,550)	(1,372,597)

Increase/(decrease) in cash and cash equivalents	(74,360)	(146,469)

Represented by:
Cash and cash equivalents at beginning of the year	717,929	396,401
Cash and cash equivalents at end of the year	643,569	249,932
Increase/(decrease) in cash and cash equivalents	(74,360)	(146,469)

16

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: August 11, 2022

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Osvaldo Garcia
Name: Osvaldo Garcia Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.